UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

CONSOLIDATED MERCANTILE INCORPORATED
(Registrant's name)

106 Avenue Road,
Toronto, Ont.
Canada M5R 2H3
(416) 920-0500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X___       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.	Press Release August 2, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      CONSOLIDATED MERCANTILE INCORPORATED

Date: August 3, 2007
                      By: /s/ STAN ABRAMOWITZ
                      Name: Stan Abramowitz
                      Title: Chief Financial Officer

EXHIBIT 1

CONSOLIDATED MERCANTILE INCORPORATED

News Release                                                                                                                                     For Immediate Release: August 2, 2007

Furniture Subsidiary files Restructuring Proposal

TORONTO, August 2, 2007 – Consolidated Mercantile Incorporated (“CMI” or the "Company") (TSX: “CMC”; NASDAQ: “CSLMF”) announced today that Distinctive Designs Furniture Inc. (“Distinctive”), a company in which CMI has an equity interest and is a secured creditor, has filed a Proposal to restructure its unsecured liabilities.  Distinctive intends to continue conducting its business in the normal course while its management works towards creditor acceptance and court approval of the Proposal.

CMI had previously announced its intention to initiate a process to sell its investment interest in Distinctive.  The Board continues to evaluate potential strategies for implementing the sale of its interest in the restructured entity.

Consolidated Mercantile Incorporated is a management holding company which provides merchant banking and effects its investment strategy through investment in its core strategic industries.

“Safe Harbor” statement under the Private Securities Reform Act of 1995: This release contains forward-looking statements which reflect management’s current views of future events and operation. These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements represent the Company’s judgment as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:
Stan Abramowitz, Secretary
(416) 920-0500